Filed Pursuant to Rule 253(g)(2)

File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 2 DATED JANUARY 21, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 1, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about January 21, 2021.

Investor Letter sent on or about January 21, 2021

Year-end letter to investors - 2020

The year that changed everything.

Fundrise vs. stock market and REIT ETFs - 2020 quarterly and overall net returns
20%
10%
0%
-10%
-20%
Q1
Q2
Q3
Q4
Stock market (VTI)²
+20.95%
Fundrise (platform)¹
+7.42%
Public REITs (VNQ)²
-4.72%

2019 (inclusive of both dates).

Simply stated, it’s difficult to imagine a single person or industry who was left untouched by the extraordinary events of 2020. And in that, Fundrise is no different. Although it has always been one of our deepest-held convictions that we must prepare for the unpredictable as though it were inevitable, the events of the last twelve months were beyond anything we could have imagined. As a result, 2020 proved to be the truest test to date of the Fundrise platform, the durability of the business model we’ve pioneered, and the quality of our preparation.

At the end of the day, net return (over the long term) is arguably the most appropriate way to measure our performance for investors, and given that last year saw the worst real estate downturn in over a decade, we are once again encouraged by the resilience of the portfolio. The net platform return was approximately +7.42%¹ for the year, in comparison with approximately +20.95%² for the stock market (as measured by the Vanguard Total Stock Market ETF) and -4.72%² for publicly traded REITs (as measured by the Vanguard Real Estate ETF).

Year	Fundrise (platform portfolio)¹	Vanguard Total Stock Market ETF²	Vanguard Real Estate ETF²
2014	12.25%	12.56%	30.29%
2015	12.42%	0.40%	2.37%
2016	8.76%	12.68%	8.53%
2017	11.44%	21.16%	4.95%
2018	9.11%	-5.13%	-5.95%
2019	9.47%	30.80%	28.91%
2020	7.42%	20.95%	-4.72%
Annualized avg.	10.11%	12.74%	8.37%

And yet, while we view these results as further validation of our direct-to-investor, technology-enabled, long-term approach, a single number feels lacking in its ability to paint a full picture of all that transpired. As we take this time to reflect on our work, we hope that, as always, by providing transparency into our decisions and subsequent actions, you (as an investor) remain well informed and clear-eyed about what to expect from us going forward.

Caution in spite of widespread optimism

“Some may call this approach too conservative, but our belief is that the investors who have achieved consistent success spanning multiple decades tend to spend more time protecting against the downside than they do regretting the upside they may have missed.”

— Fundrise 2019 year-end letter to investors (published Jan 16, 2020)

We started the year somewhat in awe of a stock market that seemed further and further disconnected from reality and concerned about what we felt was a general bubble forming across many different asset classes. Therefore, we focused our attention on both reminding investors of what they could expect in the event of a sudden market downturn, as well as building out investment strategies that we believed could sustain themselves through substantial near-term headwinds as a result of having strong long-term fundamentals.

As part of our reminder to investors, we ended the letter referencing our oft-quoted refrain that black swans can’t be predicted, therefore it was our intention to move forward assuming that one would occur.

In truth, even in the hundreds of downside scenarios we’d game-planned out over the years, we never imagined what was about to unfold with the global COVID-19 pandemic.

Reacting quickly to an unknown risk

“While there continue to be many more unknowns than knowns, a few things do seem somewhat clear to us: First, the magnitude of the risk is impossible to quantify at this moment. Second, today we are likely much closer to the beginning of this outbreak than we are to its end. Third, a sustained outbreak which results in large scale restrictions on movement, travel, and public gatherings would have severe negative impacts on the world economy. And fourth, we are currently more at risk of slipping into a true recession than at any time in the last decade.”

— How we’re navigating the global coronavirus outbreak (published Mar 11, 2020)

If we were prescient in any way, it was in our general preparedness and conservative positioning. These precautions made it possible to act on our concern that the pandemic, at that point starting to emerge in multiple cities across the globe, was likely to spread rapidly, and that the volatility occurring in markets during the last few weeks of February was not a momentary aberration but instead the onset of a financial collapse.

Beginning at the end of February and continuing into early March, we took dramatic measures to fortify the portfolio, pulling back on new acquisitions, shoring up cash positions, building out property level contingency plans, and ultimately taking the step to pause quarterly redemptions.

The definitive test of our platform and our investors

As we contemplate and prepare for a potential downturn, we want to reiterate to every investor that real estate (and therefore Fundrise) is inherently a long-term, illiquid investment. While our programs strive to provide early liquidity to investors who need it, we expect that we may limit or suspend redemptions in certain scenarios, such as during a financial crisis. In such a scenario, we must first consider the interests of all investors, and therefore may determine it is prudent to hold a higher level of liquidity given the uncertainty. Similarly, it would likely take additional time to reset net asset values (NAVs) if market conditions were to vary rapidly.

— Fundrise 2019 year-end letter to investors (published Jan 16, 2020)

Despite the regular and perhaps repetitive communication, we always assumed that a period of financial uncertainty where we chose to pause redemptions would be the definitive test, not only of the platform, but of our investors themselves. As we’ve shared before, the most frequent criticism we receive from our skeptics is the notion that our investors as non-professionals would possess less fortitude and perseverance in the face of such dynamics. After all, while real estate as a hard asset can serve as a store of value during turbulent times, private real estate, like all illiquid assets, can lead to painful losses if one (or a group of investors) are forced to sell at the wrong time.

As the crisis unfolded, we ultimately came away inspired by our investor community as a whole, who, far from panicking, displayed admirable emotional fortitude, with many individual investors proactively reaching out to say, “This is exactly why I am invested with you.”

This isn't meant to minimize the reality that there were some investors — many of whom were forced into difficult positions by the pandemic — who were upset by their inability to redeem their investments in the moment. But as investment managers, it is ultimately our obligation to operate in the manner that prioritizes the best interests of the collective community as a whole, and fortunately, as a result of the strong performance from the underlying portfolio, we were able to restart redemptions in early July, providing liquidity to everyone who’d requested it.

Preparation results in preservation

“To this point, of the 16 different funds that reported net asset value (NAV) this quarter (which together constitute approximately 92% of the total portfolio value), all but two produced either neutral or positive change in NAV, and only a single fund (the Heartland eREIT) experienced negative returns driven by the assets it holds, owing to it having the greatest exposure to the Las Vegas market. Despite the 30% unemployment in Las Vegas, the fund overall still only saw a net asset value change of -1.9%.”

— First half of 2020 performance analysis (published Jul 1, 2020)

Ultimately, we were fortunate that the steps we’d taken to position the portfolio to weather a potential storm proved effective. Midway through the year, despite substantial distress in various other parts of the real estate market, our assets (barring only a handful of exceptions) were performing in line with or, in many cases, better than they were pre-pandemic. And this was reflected in our performance through the middle of the year with overall positive net returns as compared with the broader stock market and public REITs which as a whole both saw negative returns through the same period.

Going into the second half of the year, we began to cautiously re-enter the market for acquisitions, cognizant of the fact that the potential for additional economic setbacks existed and that the underlying fundamentals of the economy remained in one of the worst states in nearly a century.

However, despite this distress in the real economy (which one might have expected to generate an abundance of attractive buying opportunities), several factors were at play that made it a uniquely strange environment in which to invest.

First, similar to the stock market, the real estate industry was experiencing a K-shaped recovery where some asset classes, such as suburban apartments and industrial logistics facilities, were actually seeing increased demand due to the impact of the virus, as well as improved financing due to lower overall interest rates. Meanwhile, urban apartments, retail centers, office buildings, and hotels were all struggling to survive dramatic decreases in demand.

But second, unlike the stock market, distressed real estate assets were not “repricing” — in other words they were not available for purchase at 30% less than their previous price. In fact, given that such assets would likely be priced lower by the market, most were not being offered for sale at all. Instead, as is logical, they were being held onto by their owners in a state of limbo as lenders and banks offered temporary forbearance.

Faced with fewer overall opportunities, and in many instances assets that arguably had yet to price in the impact of the pandemic on their operations, we chose to remain patient. That is to say, we generally held onto cash instead of deploying into overpriced assets, and when we did transact, we focused our acquisition efforts on those same strategies that we felt were positioned to succeed over the long-term, regardless of near-term pricing inefficiency.

Year-end results

Although the 7.42% return achieved in 2020 represents the weighted average performance of approximately 150,000 unique Fundrise investor accounts, as a single figure, it fails to capture the nuance of both what drove those returns, and how those returns were distributed across our increasingly large and diverse investor base.

Our managed funds, which together make up the Fundrise portfolio, ended the year with approximately $265 million of cash on hand, which represents approximately 20% of the roughly $1.3 billion of collective equity. And while much of that is to be invested over the coming months (we ended the year with more than $350 million of deals under contract and expected to close during the first half of 2021), holding that amount of cash does serve to lower returns in the short run. (Note: In order to align our interests with our investors, we historically have waived asset management and advisory fees for a minimum of the first six months on funds that hold primarily cash and are working to acquire assets).

Although not representative or indicative of any actual or potential net performance for our investors, if one were to calculate the same income and appreciation earned from our real estate investments against a denominator which approximates historical cash levels, it would yield a hypothetical return much closer to our historical average platform performance. In our view, this thought experiment provides some context for the extraordinary relative performance of the underlying real estate assets themselves over the course of a uniquely challenging year.

To paraphrase our mid-year letter, we attribute much of this success to having maintained a disciplined value investment approach, led by our most active strategy of investing in affordably priced apartment communities in growing cities throughout the Sunbelt. By comparison, public apartment REITs, as measured by the NAREIT Apartment Property Subsector index, returned -15.34% on the year.

It’s also worth noting that the effects of holding a large amount of cash on hand tends to disproportionately impact newer investors, who tend to have more of their portfolios allocated to newly-launched funds that are still in their “ramp-up” period, actively identifying and acquiring assets. In contrast, more tenured investors tend to have a greater share of their portfolios allocated to mature funds, simply as a function of the amount of time they’ve been invested on the platform.

In other words, historically, our investors’ returns tend to improve over time…driving home our emphasis on the importance of having a long-term outlook (although as always it’s important to remember that past performance cannot predict future results).

	2020 weighted avg. returns by age of account³
Objective	< 1 yr	1 - 2 yrs	2 - 3 yrs	3 - 4 yrs	4 - 5 yrs	5+ yrs
Income	5.00%	7.55%	7.22%	7.22%	8.06%	8.15%
Balanced	6.35%	7.44%	7.35%	7.31%	8.04%	8.11%
Growth	7.21%	7.04%	7.22%	7.41%	8.19%	8.18%
Overall	6.32%	7.33%	7.28%	7.33%	8.11%	8.15%

The effects of the pandemic emphasized this impact to an even greater extent, as many of the new funds launched in early 2020 ended up having extenuated ramp-up periods as a consequence of acquisition activity in the first half of the year grinding to a halt across the entire real estate industry.

Looking ahead

Eventually, as the fallout from the extended nationwide shutdown works its way through the economy, we believe that new and attractive opportunities to proactively deploy funds will begin to present themselves. And further, that our diligence in maintaining sufficient cash reserves will be rewarded as many of the large incumbent financial institutions will still be wounded and vulnerable.

— We built your Fundrise portfolio to be a fortress in times of uncertainty (published Apr 3, 2020)

As we look now to the year ahead, we feel optimistic on several fronts:

First, and most importantly, the creation of viable vaccines in such record-breaking time should (we very much hope) provide a turning point in the pandemic, saving countless lives as well as allowing the economy to finally start to regain its footing.

Second, we recently introduced an enhanced version of our proprietary fund infrastructure which removes the previous restrictions on total per-fund offering capacity, enabling the creation of a unified flagship strategy which we intend to power the core of our investors’ portfolios going forward. This innovation should not only reduce the overall impact of short-term cash drag on investor returns, but also provide the potential for greater portfolio diversification over the long run.

Third, real estate (and private real estate to be specific) tends to lag the real economy, as compared to the stock market, which tends to lead the real economy. As the country continues to recover and overall sentiment continues to improve, we expect to see growth in demand and in turn growth in potential real estate values.

And fourth, it seems likely that the federal government will continue to provide stimulus into the economy, while the Fed has continued to indicate it will hold rates at near-record lows. These two factors together should bode well for many assets, but in particular, most equities and interest-rate driven cash-flowing assets, such as real estate.

For some reason, the dawn of a decade often seems to coincide with a new economic cycle — whether it was the 2008 financial crisis, the 2001 dot-com bubble, or the savings and loan collapse in 1989. While it is during these times that great fortunes can be lost, it is also out of these times that the next great enterprises are born.

In this coming decade, we believe that the application of technology will be transformative to real estate, one of the last old-line sectors still largely undisrupted. As a company built on the synthesis of real estate and technology, we believe we are uniquely positioned to help bring about that change, transforming operating costs, leveraging data more effectively, and challenging status quo practices — all for the benefit of our investors.

In fact, we are already laying plans for more than one new application of our technological capabilities that we believe could produce even better results for our investors in the coming years...all of which we hope to share with you soon.

Developing new businesses like novel technology products takes time, but we are excited about the strategies we plan to roll out this year. Having weathered this crisis well together, we look out on a new decade with greater promise to deliver on our mission of building a better financial system for the individual investor.

As always, we’d like to thank you for your continued partnership.

Onward,

Ben and the entire Fundrise team

1. Fundrise platform performance for each calendar year consists of the time-weighted, weighted-average returns of the real estate investing programs sponsored by Rise Companies Corp., and is not representative of the performance of any individual Fundrise investor. 7-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2029. Individual investment results may vary depending on the mix of investments owned by any investor on the Fundrise platform. Fundrise platform performance does not include investments in Rise Companies Corp itself (The Fundrise iPO) or the Fundrise Opportunity Fund, the inclusion of either of which could potentially have a negative effect on the total performance of the Fundrise platform. Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise platform. All estimated performance figures presented are net of fees and inclusive of dividend reinvestment. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc.

2. Annual performance of the Vanguard Total Stock Market ETF and Vanguard Real Estate ETF specifically refers to the Total return by NAV of each ETF, and was sourced from vanguard.com on January 14, 2021. 7-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2020.

3. Weighted average returns by age of account consists of the time-weighted, weighted-average returns of Fundrise accounts having the indicated investment plan objective, and having first acquired shares within the indicated time period, e.g., “1-2 years” would include any account which first acquired shares between Jan 1, 2019 and Dec 31, 2019 (inclusive of both dates).